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                 May 31, 2024

       Brian Deck
       Chief Executive Officer
       John Bean Technologies Corporation
       70 West Madison Street, Suite 4400
       Chicago, IL 60602

                                                        Re: John Bean
Technologies Corporation
                                                            Registration
Statement on Form S-4
                                                            May 16, 2024
                                                            File No. 333-279438

       Dear Brian Deck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Jennifer Lee, Esq.